Via Facsimile and U.S. Mail
Mail Stop 6010

January 31, 2007

Mr. Payton Marshall
Executive Vice President and Chief Financial Officer
Panacos Pharmaceuticals, Inc.
134 Coolidge Avenue
Watertown, MA  02472

**Re:     Panacos Pharmaceuticals, Inc.**
**Form 10-K for the Fiscal Year Ended December 31, 2005**
**Filed March 31, 2006**
**Form 10-Q for the Period Ended September 30, 2006**
**Filed November 9, 2006**
**File No. 000-24241**

Dear Mr. Marshall:

We have completed our review of the above filings and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief